

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

November 2, 2004

via U.S. mail and facsimile

Bruce Beattie
Chief Executive Officer
Sub Surface Waste Management of Delaware, Inc.
6451-C El Camino Real
Carlsbad, CA 92009

> **Sub Surface Waste Management of Delaware, Inc.**
> **Form SB-2/A filed October 26, 2004**
> **File No. 333-117994**

Dear Mr. Beattie:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comment

1. We note that in response to prior comment 1, you have increased the number of shares registered for resale upon conversion of the convertible promissory note. Please note that you may register the resale of up to the maximum amount of shares into which the

convertible note would convert. At a conversion rate of 0.25 per share, this should be 800,000 shares. Please revise or advise.

2. In connection with prior comment 1, please note that the disclosure at the end of the second paragraph under "The Fusion Transaction" says that you estimate that the maximum number of shares you will sell to Fusion Capital under the stock purchase agreement will be 12 million shares "assuming Fusion Capital purchases all $6.0 million of common stock." This is inconsistent with disclosure elsewhere in your prospectus that based on recent market price of your comment stock, 12 million shares would sell for $4.44 million under the stock purchase agreement. Please revise.

3. Also in connection with prior comment 1, please also explain why, in the footnote to the table on page 16, you state that based on your recent market price, you estimate that you will sell no more than 12 million shares to Fusion Capital. Does it mean that you currently estimate that you will not need to request advances of more than $4.44 million from the equity line?

4. If material, please revise your document to discuss the developments set forth in the three recent press releases.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the

CF1-00010018

filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions to Mark Austin at (202) 942-1884. In this regard, please do not hesitate to contact the undersigned at (202) 942-1950.



Sincerely,

Pamela Long
Assistant Director

cc: Nimish Patel, Esq.
       Richardson & Patel LLP
       [via facsimile to (310) 208-1154]